EXHIBIT 99.1

Ultrapetrol (Bahamas) Limited Announces Results of Forbearance Solicitation

Company Receives Consent from 99.27% of Noteholders

NASSAU, Bahamas, Feb. 11, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (the “Company”), a Bahamas corporation, announced today the results of its forbearance solicitation in connection with the Company’s 8 7/8% First Preferred Ship Mortgage Notes Due 2021 (CUSIP 90400X AF1 / ISIN US 90400 AF15) (the "Notes"). The forbearance solicitation expired at 5 p.m. EST on February 9, 2016 (the "Expiration Time").

As of the Expiration Time, the Company had received the consent of holders of $223,348,000 aggregate principal amount of the Notes, representing approximately 99.27% percent of the Notes outstanding. Accordingly, each holder that submitted a Forbearance Form will receive $8.954635 per $1000 in aggregate principal amount of Notes held.

The Company launched the forbearance solicitation to obtain the consent of holders of the Notes to forbear from taking any action to accelerate any indebtedness under the indenture or any enforcement action or exercise any remedies whatsoever through March 31, 2016 with respect to the Company’s failure to make the interest payment due on December 15, 2015 on the Notes.

U.S. Bank National Association acted as the Tabulation Agent.

Advisory: This press release is for informational purposes only and is not being made in any jurisdiction in which the making of this announcement would violate the laws of such jurisdiction, nor is it an offer to purchase or sell, a solicitation of an offer to purchase or sell, or a solicitation of consents with respect to any securities. The solicitation was made solely pursuant to a forbearance solicitation statement dated January 29, 2016 and the related forbearance form (as amended on February 8, 2016).

About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

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